UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DigiPath, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

253825 103

(CUSIP Number)

c/o DigiPath, Inc.

6450 Cameron St Suite 113 Las Vegas, NV 89118

702-527-2060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253825 103	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Barbee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,500,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 7,500,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.15%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 253825 103	Page 3 of 4 Pages

This Schedule 13D/A (this “Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2014 (collectively, “Schedule 13D”).

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

 On March 5, 2012, Mr. Barbee received 2,500,000 shares of Common Stock of the Issuer. To pay for the shares, the Issuer loaned Mr. Barbee $250,000 through a recourse loan agreement by and between the Issuer and Steven Barbee, dated March 5, 2012 (the “Loan Agreement”). The note expires on March 4, 2016.

On May 30, 2014, Steven D. Barbee signed a consulting agreement with DigiPath, Inc. (the “Barbee Agreement”) to serve as Chief Executive Officer of the Issuer. Under the terms of the Barbee Agreement, Mr. Barbee was issued 5,000,000 shares of stock which shall vest quarterly over a period of two years.

Item 5.  Interest in Securities of the Issuer.

1. Common Stock owned by Steven Barbee upon 5,000,000 shares vesting over two years

(a) Amount Beneficially Owned: 7,500,000

Percent of Class: 12.15%

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 7,500,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 7,500,000

(ii) Shared power to dispose or direct the disposition of: 0

 Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 253825 103	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DigiPath, Inc.
June 3, 2014
Dated
/s/ Steven Barbee
Signature Steven Barbee
Name/Title